November 24, 2004

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Registration Statement on Form S-11, Filed October 26, 2004
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a "blind-pool" offering. Accordingly, please revise to include prior performance information required under Item 8 and Appendix II of Industry Guide 5 and any other applicable Guide 5 disclosures. Refer to Release 33-6900. If you do not believe your offering constitutes a "blind-pool" offering, please supplementally explain the basis for that belief.

2. Please supplementally provide us with your analysis with respect to the potential for integration of the offers and sales of common stock issued in the private placements described in Item 33 of the registration statement with the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations. In particular, please address the timing of resales that were made by Friedman Billings.

3. In the "Summary " and "Our Business" sections of the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus.

4. We note that throughout the prospectus you use the phrase "we believe" or similar statements with respect to market trends or conditions that support your business strategy. For example, see:
* p. 1 "Industry sources indicate that the U.S. healthcare delivery system is becoming..."
* p. 1 "We believe that this change is the result of..."
* p.1 "In response to these trends, we believe that..."
* p. 7 "We believe that a significant part of this healthcare construction spending..."
* p. 56 "We believe that healthcare services are increasingly delivered through smaller, more accessible facilities..."
* p. 57 "In our experience, the percentage of physicians and other healthcare professionals who practice in a recognized specialty..."
* p. 57 "We believe that healthcare service providers are increasingly seeking to provide specific services..."
Please provide supplemental support for these statements.

5. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

6. Please revise to include the market information disclosures required by Item 201(a) of Regulation S-K with respect to the trading of your common stock on the Portal Market or tell us supplementally why you do not believe those disclosures are required.

7. If the age of your financial statements will be more than 134 days
from the effective date of your Registration Statement, please update
the financial statements in your next amendment. Refer to Rule 3-
12
of Regulation S-X.

Prospectus Cover Page

8. We note the disclosure that the risk factors section contains "some of the most significant risks..." The risk factor section should disclose all of the most significant risks relevant to an investment in your common stock. Refer to Item 503 of Regulation S-
K.  Please revise the sentence accordingly.

Summary

9. Please disclose when you purchased the Highmark Facilities, including the material terms of the acquisition. In connection with this, we note a press release dated July 8, 2004, from Highmark Healthcare announcing that it closed on the acquisition of these properties through financing from Medical Properties Trust, Inc. Please advise us as to whether you subsequently acquired these properties from Highmark or whether the press release inaccurately presented the nature of the transaction.

Our Company, page 1

10. We note the disclosure that your strategy distinguishes you as a
"unique investment alternative" among REITs. Please supplementally explain how your strategy is unique compared to your REIT competitors in the healthcare REIT sector.

11. Please include in the summary a description of your two tenants.

Acquisition Facilities, page 3

12. We note that the tables disclose "Prospective Tenants" and "Projected Base Rents." Please note that the disclosure of tenants and base rent amounts are not appropriate unless you have a signed lease or binding commitment from such tenants.

	Competitive Strengths, page 5

13. Certain of your disclosure under this heading is repeated elsewhere in the summary section. Please revise to remove duplicative disclosure found in the summary section.

      Summary Risk Factors, page 6

14. In the sixth and twelfth bullets, please quantify the risk by disclosing the amounts currently outstanding. Similarly, please quantify the amount of dilution that investors will incur.

15. In the eight bullet, please briefly state what development and construction risks could adversely affect your ability to make distributions.

16. Please include summary risk factors regarding the conflicts of interest of the managing underwriter and the market overhang risk created by the resale registration of the shares issued in the private placement.


Registration Rights and Lockup Agreements, page 10

17. We note that you are required to file a resale registration statement that includes shares held by the managing underwriter that they acquired as placement agent in connection with the private placement. In the event the resale registration statement becomes effective during the distribution period of your initial public offering, please supplementally advise us of the legal and/or contractual restrictions on the managing underwriter selling its own shares during the distribution period. Include an analysis of the applicability of Regulation M and any contractual restrictions contained in the underwriting agreement or elsewhere.

	Registration Rights and Lock-Up Agreements, page 10

18. We refer to your statement that all other stockholders who have registration rights, aside form your officers and directors, have agreed to a 60 day lockup period "if so requested by us or the underwriters." Please clarify whether you or the underwriters will make such a request.

Restrictions on Ownership of Our Common Stock, page 10

19. If the ownership limitation of your charter is more restrictive than the limitations required by the REIT rules, it is not appropriate to attribute your ownership limitation solely to the REIT rules. For example, if your definition of "person" for purposes of calculating ownership does not include the look-through provisions of the REIT rules, then your ownership provisions are more restrictive.
Please make conforming changes throughout the prospectus.
Summary Selected Financial Information, pages 12-15, 42-44

20. Tell us if you consider Medical Properties Trust, LLC to be your predecessor. If so, advise us and consider expanding your disclosure as appropriate, to clarify how your financial results reflect the operations of your predecessor for periods prior to your existence.

21. We note your presentation of adjusted FFO, a non-GAAP measure. Note that the presentation of such measure is subject to all of the provisions of Item 10(e) of Regulation S-K. Tell us how you considered the guidance in Frequently Asked Question #8 Regarding the
Use of Non-GAAP Financial Measures for adjustments outside of the NAREIT definition of FFO. Similarly, revise your non-GAAP financial measures presentation on page 49 in MD&A, as appropriate.

Risk Factors, page 16

22. The introductory paragraph suggests that there may be material risks that you have not identified. You must disclose all risks that you believe are material at this time.

23. Please include a risk factor relating to the conflict of interest inherent in the UPREIT structure.

24. In a few separate risk factor headings you discuss the possibility that certain "forecasts" may not be achieved. Since you are not including specific forecasts in the prospectus, please refrain from using such term.

We were formed in August 2003 and have a limited operating history;
our management has a limited history of operating a REIT and a public company and may therefore have difficulty in successfully and profitably operating our business, page 16.

25. Please disclose the risks "generally associated with the formation of any new business."
We may be unable to acquire or develop the acquisition facilities we have under contract, which could harm our future operating results and adversely affect our ability to make distributions to our stockholders, page 16.

26. Please provide any examples of losses incurred by you as a result of a failure to complete acquisitions.
Dependence on our tenants for rent may adversely impact our ability to make distributions to our stockholders, page 17.

27. In your discussion of the difficulty in finding a replacement tenant, please disclose that the transfer of healthcare facilities is regulated and thus may cause further delays in replacing a tenant. In addition, please discuss the fact that the properties themselves may be difficult to re-let since their use may be limited to healthcare facilities and may not be adaptable to other uses.
We are dependent on our tenants, both of whom are recently organized and have limited or no operating histories, for repayment of loans made to acquire operations and for working capital, and failure by these tenants to meet their obligations to us would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 18.

28. Please add more detail regarding the financial condition of your two tenants in this risk factor or in the similar risk factor on page
19.
Our use of debt financing will subject us to significant risks, including refinancing risk and the risk of insufficient cash available for distribution to our stockholders, page 19.

29. Please revise this risk factor to reduce the description of the specific terms of your loan commitments. The disclosure is already provided elsewhere in the prospectus and may obscure the discussion of the actual risks created by your use of debt.
Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make distributions to our stockholders, page 20.

30. Please disclose how your status as a REIT limits your ability to hedge your interest rate exposure.
As the owner and lessor of real estate, we are subject to risks under environmental laws, the cost of compliance with which and any violation of which could materially adversely affect us, page 24.

31. We note that you have obtained Phase I reports on all your properties. If the Phase I reports identified any material issues or suggested remediation or additional investigation, please disclose this.
The healthcare industry is heavily regulated and existing and new laws or regulations, changes to existing laws or regulations, loss of licensure or certification or failure to obtain licensure or certification could result in the inability of our tenants to make lease payments to us, page 26.

32. Please discuss the potential impact of recent regulations regarding physician referrals and how these regulations may impact your business strategy, including your strategy of co-investing with physicians.
We depend on key personnel, the loss of any one of whom may threaten our ability to operate our business successfully, page 29

33. Please identify the specific officers upon whom you are dependent for your success.

We may experience conflicts of interest with our officers and directors, which could result in our officers and directors acting other than in our best interest, page 29.

34. We note you disclose the conflict with Mr. McKenzie as an "example." Please disclose any additional existing conflicts of officers and directors.
35. Please disclose if there are active negotiations, letters of intent or contracts relating to the development of a facility in which Mr. McKenzie`s organization is the tenant. If not, please supplementally advise us of the basis for your estimate of the aggregate investment amount.
Complying with REIT requirements may cause us to forego otherwise attractive opportunities, page 32.

36. Please specifically describe the limitations imposed by the REIT rules on the amount of activities you may conduct through your TRS.

You should not rely on the underwriters` lock-up agreements to limit the number of shares of common stock sold into the market, page 34

37. Please disclose, here and elsewhere, whether FBR has current intention to waive the lock-up restrictions and, if not, what circumstances may cause it to waive the restrictions. If FBR does not expect to require a lock-up period, please revise your disclosure throughout the prospectus to indicate that the lock-up period is unlikely to be requested by the underwriters.

We may be affected by conflicts of interest that arise out of contractual relationships with one of our underwriters, page 35.

38. Please provide additional detail on the potential risks created by the managing underwriter`s ownership of a substantial amount of your shares, including any effect it may have on the underwriter`s due diligence activities. In addition, we note your disclosure that
FBR is "one of [y]our largest stockholders." According to your stockholders` table, however, it appears that FBR is your largest stockholder. Please revise or advise.
Use of Proceeds, page 37

39. Please expand your disclosure to list the properties that you will acquire using the net proceeds from this offering.

40. Please disclose the maturity of the secured credit facility.
Refer to Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 45

41. Please disclose management`s expectations with respect to the relative scope and importance of the lending business to your overall business strategy. Please disclose the current percentage of your business that relates to leasing and lending, respectively.

42. Please discuss which business factors management believes will materially influence future results of operations, including, for example, supply side concerns and/ or regulatory matters, if applicable.

Overview, page 45

43. We refer to the first paragraph under this heading. Please clarify whether the rental rate increases of 1.5% to 3% refer to or are consistent with the properties you own or whether they refer to the current market environment.


Critical Accounting Policies, page 46

      Purchase Price Allocation

44. You state that, "Because our strategy to a large degree involves sale-leaseback transactions with newly-originated leases at market rates, we do not expect the above-market and below-market in-place lease values to be significant for many of our anticipated transactions." Generally, sale-leaseback transactions involve the sale of a property by the owner and a lease of the property back to the seller. Please explain to us and expand your disclosures as appropriate to clarify the nature of your transactions.

	Results of Operations, page 50

45. Please briefly describe the nature of the unsuccessful acquisition referenced under this heading, including an explanation of the nature of the costs.

Liquidity and Capital Resources, page 50

46. We refer to your statement that, along with the net proceeds from this offering and additional equity and debt financing which you believe will be available you will be able to fund your cash requirements for the foreseeable future. This appears to imply that, without the additional debt and equity financing, you will be unable to meet your cash requirements. Please advise. In addition, please clearly state whether you will need additional financing, other than the committed facilities that you reference under this heading, in order to meet your cash requirements during the next 12 months.

47. Please disclose restrictions on the liquidity of your assets, including illiquidity common to most real estate, but also characteristics specific to your target asset type as well as any contractual or regulatory restrictions.

48. Please disclose your contractual commitments assuming the completion of this offering and the use of the proceeds as described in this prospectus.

49. Please disclose the source of the funds for the October 11,
2004
distribution. We note that your funds from operations for the six months ended June 30, 2004 were $(1,561,834). Please disclose what percentage of the distribution was a return of capital.

Our Business, page 53

50. Where appropriate, please conform this section to the comments made in the Summary section.


Underwriting Process, page 58

51. Please provide additional disclosure on your underwriting process. For example, please disclose whether you have written policies governing the underwriting process, whether you engage third parties to assist in the process, the number of employees dedicated to the process and the most senior member of management active in the underwriting process.

      Asset Management, page 58

52. Please provide specific examples of ways you "work closely with
[your] tenants" in order to foster a long-term working relationship and maximize the possibility of new business opportunities.

Our Formation Transactions, page 59

53. Please disclose why you and your founders agreed to redeem their shares of common stock that were issued at your founding following completion of the private placement offering. In connection with this, please disclose the material terms of the redemption, including the redemption price. We note your disclosure on page 90 that the consideration was "nominal value." Please discuss why the founders would redeem their shares for nominal value.

Our Operating Partnership, page 60

54. Please disclose the rights of minority limited partners of your property owning limited partnerships, such as MPT West Houston
MOB,
L.P., including voting and distribution rights.

MPT Development Services, Inc., page 60

55. Please disclose the limitations imposed by the REIT rules on the amount of activities of your TRS.

Our Leases, page 60

56. Please disclose what, if any, property expenditures are not paid or reimbursed by the tenant.

Healthcare Regulatory Matters, page 62

57. We note your disclosure that the Medicare Prescription Drug and
Modernization Act of 2003, and the related moratorium on the availability of the Whole Hospital Exception, does not limit a physician`s ability to hold an ownership interest in your facilities.
Please disclose whether you believe this is still the case where the lease contains a percentage rent provision.

Our Portfolio, page 66

58. Please include in the property table the 2004 contractual base rent and the rent per square foot or similar metric for 2005.
Refer
to Item 15 of Form S-11.

	Highmark Facilities, page 67

59. Please identify the unaffiliated third party from whom you purchased the Highmark Facilities. In addition, please disclose how the purchase price of these properties was determined. We note your disclosure that the replacement cost for each was higher than the appraisal value, but it`s not clear how the actual purchase was determined.

60. Purchase Option. Please disclose the "limited circumstances" in which the tenant will have the right to propose substitute facilities and any parameters regarding the size or base rent of the proposed facilities.

	Bowling Green, Kentucky, page 69

61. We note your disclosure that the Bowling Green, Kentucky facility is 100% leased. Please provide similar disclosure for your other properties.

	Houston, Texas, page 71

62. Please disclose the expiration date of Stealth`s land option relating to the Houston property.

63. Please disclose any financial or operating covenants related to your loans to Stealth and whether or not the loans are guaranteed. If so, please disclose the guarantor(s).

64. Please disclose the information required by Item 15(g) and (h) of
Form S-11 for each of your material properties.

65. Please provide additional disclosure on the mechanics of the Stealth purchase option and right of first offer to purchase, especially the timing of the process.

Executive Compensation, page 81

66. Please revise the table to include the range of bonuses that may be paid to your officers during 2004. We note, from your footnote disclosure, that the amount included in the table is only the minimum amount of the bonus, and that each bonus may equal the officers` base salary.


Principal Stockholders, page 87

67. Please supplementally advise us of how Friedman Billings only owns 2,826,157 shares. We note your disclosure that they were the initial purchaser of 25,300,000 shares in the private placement and sold 20,244,426 of those shares.  In addition they received
260,954
shares in fulfillment of their advisory fee. This would appear to indicate that FBR owned 5,316,528 shares of common stock. Please clarify whether FBR sold additional shares subsequent to the disclosure found in Item 33 of Part II of the registration statement or advise us as to why the share ownership amount reflected in the table on page 87 is lower.

Registration Rights and Lock-Up Agreements, page 88

68. Please clarify why you state that only "some" of the purchasers in your private offering are eligible to have their shares registered fro resale in this offering. In addition, please disclose the number of shares that are subject to the lock-up agreement entered into with
"various" holders of your common stock.

69. We refer to your statement that the summary of the registration rights agreement is not complete. This implies that material information about the agreement has not been included in the prospectus. Please revise to remove this qualification. This comment applies also to similar language found in the introductory paragraphs on pages 97 and 106 of the prospectus.

Certain Relationships and Related Party Transactions, page 90

Our Formation, page 90

70. Please disclose Mr. Bennett`s claim in the "Legal Proceedings" section on page 66. Please include the amount Mr. Bennett believes he is owed. In addition, please remove your statement that you believe the claim to be without merit, or state that this belief is based upon the advice of counsel, identify counsel and include, as an exhibit, consent from counsel for this statement.

71. Please disclose whether you have written policies regarding transactions between you and your officers and directors. Please clarify whether such transactions require the vote of a majority of your independent and disinterested directors. We note slightly different disclosure on page 96.

Relationship with One of our Underwriters, page 91

72. Please disclose the share ownership of FBR.


Partnership Agreement, page 106

73. We note your disclosure on page 107 that indicates that any operating partnership units to be issued in the future will not be redeemable until one year following the date of issuance unless this
period is waived or shortened by the Board of Directors.   Please
disclose potential reasons why the redemption rights period may be waived or shortened by the Board and tell us supplementally why you do not believe that waiving or shortening of this period may also result in the concurrent issuance of the common stock of the REIT at the same time as the issuance of the OP units.

United States Federal Income Tax Considerations, page 110

74. We refer to your disclosure that counsel is of the opinion that the company "will be" organized in conformity with the requirements for qualification as a REIT. Please revise to indicate that you have been organized in conformity with the requirements of qualification as a REIT. Counsel should be able to opine on whether you are organized in conformity with the REIT rules.

75. Please supplementally advise us whether the Baker Donelson opinion filed with the registration statement will include an opinion regarding the treatment of the MPT Development Services loans as straight debt.

Underwriting, page 129

76. Please disclose the underwriting compensation and expenses to be paid by the selling stockholders.

77. Please disclose which expenses of Friedman Billing you will reimburse.

78. Please disclose that the lockup provisions do not prohibit you from filing a resale registration statement for the shares issued in the private placement.

79. When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program.

Experts, page 132

80. We note your disclosure that the accountants have not examined any financial forecast, or projection. Please supplementally advise us if the prospectus includes any such information.


Financial Statements:
Unaudited Pro Forma Consolidated Financial Information

Adjustments for Unaudited Pro Forma Balance Sheet as of June 30,
2004, page F-7

81. To provide transparency, please consider including a separate column for each transaction depicted in your pro forma financial statements. In this regard, you would separately present the pro forma impact of your acquisitions separately from the adjustments related to your offering. In addition, upon including pro forma information for your Acquisition Facilities, consider including a subtotal column to show the impact of all consummated transactions prior to the columns for the proposed transactions involving the Acquisition Facilities.

82. Reference is made to Note (1). Why are loans made to the operator subsequent to acquisition included in your purchase price allocation?

83. We note in Note (2) your recordation of pro forma adjustments for the estimated total cost of the development of the Houston community hospital and medical office building as though the project was completed as of June 30, 2004. Tell us how you determined pro forma adjustments that include the effects of real estate properties for periods prior to actual construction or completion are factually supportable. Generally these types of adjustments would be a forecast or projection. Please explain or revise accordingly.

Adjustments for Unaudited Pro Forma Statements of Operations for the
Six Months Ended June 30, 2004 and for the period from Inception
(August 27, 2003) through December 31, 2003, pages F-7 and F-9

84. Refer to Note (5) and (13). Tell us your basis in presenting adjustments for the operating results of the Houston community hospital and medical office building as though they were completed and occupied for the periods presented. As part of your consideration, refer to the similar comment above.

85. We note that you omitted the presentation of pro forma (basic and diluted) earnings per share data on the face of the pro forma statements of operations. Tell us and disclose your basis for their omission or provide them in your next amendment to the Registration
Statement on Form S-11 in accordance with Article 11.02 (a)(7) of
Regulation S-X.

86. We note from page 41 that you declared a dividend of $0.10 per common share on September 2, 2004. In that regard, explain why you did not have a pro forma adjustment for the dividend declared or revise to include the adjustment in your pro forma financial statements. Refer to SAB Topic 1.B.3.

87. Refer to Notes (4), (6), (7), (12), (13), (14) and (15) on
pages
F-8-F-9. Tell us and disclose as appropriate your assumptions and calculations in deriving the pro forma adjustments to revenue, depreciation expense, estimated interest income earned from loans to
Highmark, and compensation expense related to restricted stock awards made to senior management and other employees as part of this offering.

88. To the extent changes to your filing are made as a result of the above comments, appropriate modifications should be made to your Selected Financial Information section on page 14 and elsewhere in the filing as applicable.
Unaudited Pro Forma Consolidated Balance Sheet December 31, 2003

89. Advise us how your presentation of the unaudited pro forma consolidated balance sheet as of December 31, 2003 complies with Instruction 7(c) of Article 11 of Regulation S-X.
Medical Properties Trust
Financial Statements and Notes

Note 2. Subsequent Events, page F-15

90. As applicable, consider disclosing the significant terms of your loans to Highmark in this footnote consistent with what you disclosed on page 68 and elsewhere in the filing.

91. Reference is made to your discussion of dividends. Given your accumulated deficit position, tell us why you believe these amounts represent a portion of the Company`s profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such and clarify the tax status of the distribution (i.e.
ordinary income, return of capital, etc.).

Note 4. Loan Payable, page F-18

92. Tell us and consider expanding your disclosure to clarify your accounting for the warrant to purchase 35,000 common shares issued to your lender during the second quarter of 2004.

Note 6. Future Plans and Policies (Unaudited), page F-21

93. How did you evaluate FIN 46(R) as it relates to your various contractual arrangements with Highmark?

Note 7. Equity Incentive and Other Stock Awards, page F-21

94. To the extent that you have equity instruments granted since your inception, please disclose in the notes to the financial statements the following information as applicable:

* For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
* Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
* Indicate whether or not the valuation was performed by an unrelated third party.

In this regard, please disclose in MD&A the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

Note 8. Leasing Operations, page F-22

95. You state that lease revenue to be received on the Company`s properties currently under development is estimated based on the expected cost of the properties at the end of its construction period. Advise us and expand your disclosure as appropriate to clarify your lease revenue earning process for properties currently under development and your basis in GAAP for your accounting treatment. Also, include the significant terms of the lease contract with Stealth.
Highmark Healthcare, LLC and subsidiaries, page F-25

96. Tell us how the inclusion of the Highmark balance sheet satisfies your reporting requirements for significant acquisitions under Regulation S-X. What guidance did you rely upon, and tell us if you considered these transactions to be the acquisition of a business or a property. What factors did you contemplate in determining financial statements of the tenant / lessee is more meaningful than the historical financial statements of the property. Further, in view of the limited operating history of Highmark, why did you consider the financial statements of the tenant more meaningful than financial statements of the guarantor?

97. Advise us and expand your disclosures as appropriate to clarify why you have aggregated the results of multiple properties / lessees by presenting consolidated Highmark financial statements, rather than including the information on an individual property basis. In this regard, clarify in your footnotes if you had a common guarantor for all properties and whether there any cross default or cross collateral provisions present for these properties to support your presentation.

98. You state in Note 3 on page F-27 that the sole member of Highmark, an affiliated company owned by the sole member and Highmark
Management, LLC have guaranteed the $49.2 million in notes payable to
MPT. We also note from Lease Guaranties and Security section on page
69 that each Highmark lease is guaranteed by Mr. Hollinger, Highmark,
Highmark Management, LLC and The Hollinger Group. Please address the following comments as applicable.

* Clarify whether the guarantors for the notes payable and the leases are the same entities.

* Provide the lease guarantee disclosures in your footnote consistent with your disclosures on page 69.

* Advise us and disclose the corresponding guaranteed amounts provided by each of the above affiliated entities.

Note 2. Basis of Presentation, page F-25

99. You state, "...there can be no assurance that Highmark will in fact meet all of its current and future obligations, and that if the obligations are met that Highmark will continue as a going concern."
We also note you did not include a going concern paragraph in Highmark`s audit report. Based on the conditional language in the disclosures, tell us supplementally how it was determined that there is not substantial doubt about Highmark`s ability to continue as a going concern and if applicable, Highmark management`s plan to mitigate the adverse factors to continue as a going concern. Explain why the audit opinion does not include a going concern paragraph in view of this conditional language.

Part II. Information Not Required in Prospectus

Item 33.  Recent Sales of Unregistered Securities

100. Please disclose the time period of the private placement distribution and the factual basis for the claimed exemptions from the Securities Act.

Exhibits

101. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew, Staff Accountant, at (202) 942-
2913
or Cicely Luckey, Senior Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-5445, or me at (202) 942-1971 with any other questions.

Sincerely,


Owen Pinkerton
Senior Counsel

cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

??

??

??

??

Medical Properties Trust, Inc.
Page 18